ELPIDA

File No. 82-34850

June 30th, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06014862

Re: Elpida Memory, Inc. – Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- English summary translations of Japanese documents filed or distributed since April 26th, 2006 to June 29th, 2006, attached as Annex A hereto.
- English documents filed or distributed since April 26th, 2006 to June 29th, 2006, attached as Annex B hereto.

If you have any questions or requests for additional information, please do not hesitate to contact Yoko Nagai of Legal Gr. at +81-3-3281-1606 (telephone) or +81-3-3281-1571 (facsimile).

Very truly yours,

Elpida Memory, Inc.

By 

Name: Toshimasa Ota
Title: Executive Manager, Legal Gr.

Enclosures

File No. 82-34850

ANNEX A

ENGLISH SUMMARY TRANSLATIONS OF JAPANESE DOCUMENTS

	Date	Title
1.	2006/5/19	News Release "Correction to News relating to the Stock Options"
2.	2006/5/19	New Release "Partial Amendments to the Articles of Incorporation"
3.	2006/6/5	Notice of Convocation of the 7th Ordinary General Meeting of Shareholders
4.	2006/6/27	Notice of Resolution of the 7th Ordinary General Meeting of Shareholders
5.	2006/6/27	New Release "Elpida Memory Announces Issuance of New Shares and Sales of Shares"

File No. 82-34850
RECEIVED
2006 JUL -5 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. News Release "Correction to News relating to the Stock Options"

[Summary Translation]

May 19th, 2006

We correct our news release dated April 25th, 2006, "News relating to the Stock Options" as follows:

(Before Correction)

II. Total number of Stock Options, the offering terms of which may be determined pursuant to delegation by the resolution of shareholders meeting

4,500

(After Correction)

II. Total number of Stock Options, the offering terms of which may be determined pursuant to delegation by the resolution of shareholders meeting

1,000

2. New Release "Partial Amendments to the Articles of Incorporation"

[Summary Translation]
May 19th, 2006

We resolved the partial amendments to the Articles of Incorporation to be resolved at the Ordinary General Shareholders' Meeting for the Fiscal Period on June 27th, 2006.

The main reasons for the amendments are as follows:

1. To adopt an electronic notification system as the method of public notification;
2. To increase the total number of authorized shares provided in Article 5 of the current Articles of Incorporation from 200,000,000 to 300,000,000;
3. To establish new provisions in the Articles of Incorporation which have become necessary due to the implementation of the Corporation Law (*kaisha-hou*);
4. To make certain amendments which have become possible due to the implementation of the Corporation Law;
5. To make certain necessary amendments or deletions based on the fact that all Class B shares have been converted to common shares; and
6. To make other necessary amendments or deletions in accordance with the Corporation Law.

3. The Notice of Convocation of the 7th Ordinary General Meeting of Shareholders

[Summary Translation]
June 5th, 2006

Elpida Memory, Inc.
Ordinary General Shareholders' Meeting for the 7th Fiscal Period

MEETING INFORMATION

Meeting Date: June 27, 2006 10:00a.m.
Closing Date of Accounts: March 31, 2006
Date of Notice: June 05, 2006
Meeting Place: Tokyo, Japan

AGENDA INFORMATION

Matters to be reported:

1. Report on Business Activities, the Consolidated Balance Sheet and the Consolidated Profit/Loss Statement for the 7th fiscal year (from April 1, 2005 to March 31, 2006) and results of the audit of these consolidated financial statements by Certified Public Accountants and the Board of Corporate Auditors.
2. Report on the Balance Sheet and the Profit/Loss Statement for the 7th fiscal year (from April 1, 2005 to March 31, 2006).

Matters to be resolved

First Item of Business:	Approval of the proposed appropriation of retained earnings for the 7th fiscal year
Second Item of Business:	Partial amendments to the Articles of Incorporation (No. 1)
Third Item of Business:	Partial amendments to the Articles of Incorporation (No. 2)
Fourth Item of Business:	Election of seven (7) Directors
Fifth Item of Business:	Election of one (1) alternate Corporate Auditor
Sixth Item of Business:	Issuance of stock acquisition rights in the form of stock options
Seventh Item of Business:	Issuance of stock acquisition rights in the form of stock options to Directors and Corporate Auditors
Eighth Item of Business:	Award of retirement benefits payment to a retiring Director

First Item of Business: Approval of the proposed appropriation of retained earnings for the 7th fiscal year

It is proposed that there be no dividend for the 7th fiscal year based on the belief that intensive investment in R&D and production capabilities is the best way to strengthen business competitiveness and maximize shareholder value.

Second Item of Business: Partial amendments to the Articles of Incorporation (No. 1)

It is proposed to partially amend the Articles of Incorporation. The major reasons for the amendments are as follows:

1. To adopt an electronic notification system as the method of public notification;
2. To establish new provisions in the Articles of Incorporation which have become necessary due to the implementation of the Corporation Law (*kaisha-hou*);
3. To make certain amendments which have become possible due to the implementation of the Corporation Law;
4. To make certain necessary amendments or deletions based on the fact that all Class B shares have been converted to common shares; and
5. To make other necessary amendments or deletions in accordance with the Corporation Law.

Third Item of Business: Partial amendments to the Articles of Incorporation (No. 2)

It is proposed that the total number of shares authorized to be issued be increased from 200,000,000 to 300,000,000.

The Company proposes to increase the total number of authorized shares provided in Article 5 (Total Number of Authorized Shares) of the current Articles of Incorporation for the following reason.

The DRAM business operated by the Company group is in an area of the semiconductor industry that is noted for requiring continuous, flexible investments in R&D and manufacturing facilities to maintain and enhance growth and competitiveness. For example, the Company group invested JPY124.5 billion in FY 2004 and JPY189.4 billion in FY 2005, mainly to in both cases increase the manufacturing capacity at Hiroshima Elpida Memory, Inc.

The Company proposes to increase the total number of authorized shares, as we believe it is essential to maintain a flexible funding arrangement based on the above operating conditions.

As of March 31, 2006:

Total number of authorized shares:	200,000,000
Total number of shares outstanding:	96,468,400
Latent shares (Stock options):	3,921,200

Fourth Item of Business: Election of seven (7) Directors

As the terms of all seven (7) Directors will expire at the close of this Meeting, it is proposed that seven (7) Directors be elected.

The candidates for Directors are as follows:

1. Yukio Sakamoto, currently President & Chief Executive Officer;
2. Shuichi Otsuka, currently a Director & Chief Operating Officer and President of Hiroshima Elpida Memory, Inc.;
3. Takao Adachi*, currently Chief Technology Officer;
4. Toshio Nohara, currently an Outside Director and a Corporate Auditor at Renesas Technology Corp.;
5. Kosei Nomiya, currently an Outside Director, Chairman of Ultratech JAPAN KK and an Advisor to the Chairman of UMC Japan;
6. Tsutomu Niimura**, currently an Executive Alumnus of Sony Corporation and a Director of Sony Digital Network Applications, Inc.; and
7. Tsugio Makimoto**, currently a Board Director of Chartered Semiconductor Manufacturing, Chairman of PDF Solutions, KK. and President of Techno Vision Consulting.
   [*New Director, **New Outside Director]

Fifth Item of Business: Election of one (1) alternate Corporate Auditor

Based on the prior consent of the Board of Corporate Auditors and in accordance with the Corporation Law, it is proposed to elect one (1) alternate outside Corporate Auditor in case of a vacancy among the outside Corporate Auditors.

The candidate for an alternate Corporate Auditor is Yoriko Noma, a Partner in the Law Offices of Miyakezaka Sogo.

Sixth Item of Business: Issuance of new equity stock acquisition rights in the form of stock options

It is proposed that the decision to create guidelines for the gratis issuance of stock acquisition rights in the form of stock options to be granted to employees, executive officers, Directors and Corporate Auditors of the Company and its subsidiaries become a task that is delegated to the Board of Directors. Key terms and conditions for the stock acquisition rights are as follows:

1. Reason for the issuance:
   Raising motivation and morale of employees, executive officers, Directors and Corporate Auditors of the Company and its subsidiaries in order to improve the business performance and facilitating greater retention of talents.
2. Total number of rights:
   Not exceeding 1,000 units

3. The strike price of stock acquisition rights:

   The strike price will be the higher of an amount equivalent to 105% of the average market quotation of the shares of the Company at the closing of each trading date on the Tokyo Stock Exchange during the month that precedes the month in which the stock acquisition right is issued (the resulting amount is to be rounded up to the nearest yen), and the closing price on the date of the issuance of stock acquisition rights.
4. Exercise period of the rights:

   The Board of Directors will decide the actual exercise period in the period from July 1, 2008 to March 31, 2014.
5. Other terms and conditions shall be determined by the Board of Directors.

Seventh Item of Business: Issuance of stock acquisition rights in the form of stock options to Directors and Corporate Auditors

It is proposed that stock acquisition rights in the form of stock options be granted to Directors (but not to exceed 24,750,000 yen in value for a year) and Corporate Auditors (but not to exceed 2,250,000 yen in value for a year) as non-pecuniary rewards.

1. The number of common stocks subject to the share stock acquisition rights:

   Not to exceed 11,000 shares per annum (to Directors)

   Not to exceed 1,000 shares per annum (to Corporate Auditors)
2. Total number of rights:

   Not exceeding 110 units per annum (to Directors)

   Not exceeding 10 units per annum (to Corporate Auditors)
3. The above figures are included in the "total number of rights" proposed under the Sixth Item of Business above.
4. The strike price of stock acquisition rights:

   The strike price will be the higher of an amount equivalent to 105% of the average market quotation of the shares of the Company at the closing of each trading date on the Tokyo Stock Exchange during the month that precedes the month in which the stock acquisition right is issued (the resulting amount is to be rounded up to the nearest yen), and the closing price on the date of the issuance of stock acquisition rights.
5. Exercise period of the rights:

   The Board of Directors will decide the actual exercise period within six (6) years on the day immediately following the day that marks a lapse of two (2) years from the date of the issuance of the stock acquisition rights.
6. Other terms and conditions shall be determined by the Board of Directors.

Eighth Item of Business: Award of retirement benefits payment to a retiring Director

It is proposed that a retirement benefits payment be awarded to Director Shinji Shimizu, whose term will expire at the close of this Meeting, in order to compensate him for his services during his term of office. The amount of the payment will be within a reasonable range to be determined in accordance with the prescribed standards of the Company. It is further proposed to entrust determination of the amount, the payment date, the method and other items to the Board of Directors.

4. **Notice of Resolution of the 7th Ordinary General Meeting of Shareholders**

[Summary Translation]

June 27th, 2006

To our Shareholders

Notice of Resolution of the 7th Ordinary General Meeting of Shareholders

Notice is hereby given that the items are reported and approved as follows at the 7th Ordinary General Meeting of Shareholders.

Particulars

Matters reported:

1. Report on Business Activities, the Consolidated Balance Sheet and the Consolidated Profit/Loss Statement for the 7th fiscal year (from April 1, 2005 to March 31, 2006) and results of the audit of these consolidated financial statements by Certified Public Accountants and the Board of Corporate Auditors.

2. Report on the Balance Sheet and the Profit/Loss Statement for the 7th fiscal year (from April 1, 2005 to March 31, 2006).

Matters resolved:

First Item of Business:	Approval of the proposed appropriation of retained earnings for the 7th fiscal year
Second Item of Business:	Partial amendments to the Articles of Incorporation (No. 1)
Third Item of Business:	Partial amendments to the Articles of Incorporation (No. 2)
Fourth Item of Business:	Election of seven (7) Directors
Fifth Item of Business:	Election of one (1) alternate Corporate Auditor
Sixth Item of Business:	Issuance of stock acquisition rights in the form of stock options
Seventh Item of Business:	Issuance of stock acquisition rights in the form of stock options to Directors and Corporate Auditors
Eighth Item of Business:	Award of retirement benefits payment to a retiring Director

5. News Release "Elpida Memory Announces Issuance of New Shares and Sales of Shares"

[Summary Translation]

June 27th, 2006

PRESS RELEASE

The issuance of new shares and sales of shares were approved by the Board of Directors on June 27th, 2006 as follows:

1. Public Offering

(1)	Class and Number of Shares	30,000,000 Shares of Common Stock
(2)	Price to be Paid	The price to be paid will be determined on a day during the period from July 10th, 2006 to July 13th, 2006 (the "Pricing Day") based on the rules of Japan Securities Dealers Association.
(3)	Capital and Additional Paid-in Capital to be increased	The amount of capital to be increased shall be one half of the amount to be paid which is determined based on the above (2), and any fraction 1 yen arising therefrom shall be rounded up to the nearest one yen. The amount of additional paid-in capital to be increased shall be an amount determined by subtracting the capital amount to be increased provided for in the immediately preceding paragraph from the amount of to be paid.
(4)	Offering Method	Global Offering ① Japanese Offering: The Japanese shares shall be offered and underwritten by Japanese underwriters led by Nomura Securities Co., Ltd. ② International Offering: The international shares shall be offered in the international market mainly in Europe (in the US, offered only to "qualified institutional buyers" as defined in Rule 144A under the Securities Act) by the international lead managers, Merrill Lynch International and Nomura International plc. The number of Japanese shares and international shares are scheduled to be 15,500,000 and 14,500,000 respectively; however, the final number of each will be determined on the Pricing Day. The offer price shall be determined on the Pricing Day based on the rules of Japan Securities Dealers Association.
(5)	Offering Period (in Japan)	From July 14th, 2006 to July 19th, 2006
(6)	Payment Date	A day during the period from July 19th, 2006 to July 24th, 2006
(7)	Number of Shares per Unit	100

This press release is not an offer to sell or a solicitation of any offer to buy the securities of Elpida Memory, Inc. (the "Company") in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

2. Over-allotment

(1)	Class and Number of Shares	Up to 2,300,000 Shares of Common Stock
(2)	Seller and Number	Nomura Securities Co., Ltd. 2,300,000 Shares
(3)	Offer Price	Not yet determined. (The same price as the one for the Japanese offering)
(4)	Offering Method	Nomura Securities Co., Ltd. May make an over-allotment of up to an additional 2,300,000 shares borrowed under the share borrowing agreement with shareholders of ours.
(5)	Offering Period (Japanese)	Same period as the one of Japanese offering
(6)	Delivery Date	The next business day of the payment date for the Japanese offering
(7)	Number of Shares per Unit	100

3. Issuance of New Shares by Private Placement

(1)	Class and Number of Shares	2,300,000 Shares of Common Stock
(2)	Price to be Paid	To be determined on the Pricing Day.
(3)	Capital and Additional Paid-in Capital to be increased	The amount of capital to be increased shall be one half of the amount to be paid which is determined based on the above (2), and any fraction 1 yen arising therefrom shall be rounded up to the nearest one yen. The amount of additional paid-in capital to be increased shall be an amount determined by subtracting the capital amount to be increased provided for in the immediately preceding paragraph from the amount to be paid.
(4)	Person to be Allotted and Number of Shares	Nomura Securities Co., Ltd. 2,300,000
(5)	Offering Period (Offering Date)	A day during the period from August 14th, 2006 to August 21st, 2006
(6)	Payment Date	A day during the period from August 15th, 2006 to August 22nd , 2006
(7)	Number of Shares per Unit	100
(8)	The issuance of shares which would not be applied during the Offering Period shall be cancelled.	

File No. 82-34850

ANNEX B

ENGLISH DOCUMENTS

	Date	Title	Exhibit
1.	2006/5/19	Correction: Elpida Memory Modifies FY 2005 Consolidated Results Announcement	I
2.	2006/5/25	Additional Financial Information for the Fiscal Year Ended March 31, 2006	II
3.	2006/5/25	Elpida Memory Announces Directors Appointments	III
4.	2006/6/27	Elpida Memory Announces Capital Expenditure Plan at Hiroshima Elpida Memory	IV
5.	2006/6/27	Elpida Memory Announces Directors Appointments	V

EXHIBIT I

1. Correction: Elpida Memory Modifies FY 2005 Consolidated Results Announcement



FOR IMMEDIATE RELEASE

Correction: Elpida Memory Modifies FY 2005 Consolidated Results Announcement

TOKYO, JAPAN, May 19, 2006 – Elpida Memory, Inc. today announced a correction to its FY 2005 Consolidated Business Results announced on April 25, 2006. Information about the correction appears below.

1. Reasons for correction

In regard to the FY 2005 consolidated business results announced on April 25, 2006, an extraordinary loss of 2,160 million yen was stated in connection with anti-trust lawsuits and claims in the United States. But after this announcement, two events occurred ([1] a settlement with a major customer was reached and [2] settlements of civil lawsuits against some of our competitors were reported) which caused us to revise the allowance we had created in connection with certain specific lawsuits and claims. As a result, our previous estimate of our extraordinary losses has been revised upward by 787 million yen to 2,947 million yen. Also, this revised allowance has led to a downward adjustment of 308 million yen to income taxes and our net loss figure to be increased by 479 million yen to 4,708 million yen.

2. Significant Changes to Business Results Following Corrections

(Millions of JPY except per share data)

	FY2005 Results (Date of announcement)		
	Post-Correction (May 19, 2006)	Pre-Correction (April 25, 2006)	Change
Net income (loss)	(4,708)	(4,229)	(479)
Net income (loss) per share – basic	(48.81)	(43.84)	(4.97)
Total assets	568,120	567,799	321
Shareholders' equity	190,783	191,285	(502)

For more information, please read the following pages.

ELPIDA
Easy to Contact

May 19, 2006

Elpida Memory, Inc.
(Tokyo Stock Exchange, 6665)
2-2-1 Yaesu, Chuo-ku, Tokyo
104-0028 Japan

Elpida Memory, Inc.
(Stock listing: Tokyo Stock Exchange, 6665)

Consolidated Financial Report for the Year Ended March 31, 2006

Consolidated financial summary (unaudited)
(Millions of Japanese Yen, except per share data)

(1) For the three-month period ended March 31, 2006 and 2005

	Three-month period ended		
	Mar. 31, 2006	Mar. 31, 2005	YoY Change
			%
Net sales	77,030	50,730	51.8
Operating income	4,616	1,142	304.2
Ordinary income	4,629	74	-
Net income (loss)	1,471	(1,678)	-
Net income (loss) per share – basic	15.25	(17.37)	-
Net income (loss) per share – diluted	15.08	-	-

(2) For the twelve-month period ended March 31, 2006 and 2005

	Twelve-month period ended		
	Mar. 31, 2006	Mar. 31, 2005	YoY Change
			%
Net sales	241,554	207,028	16.7
Operating income	144	15,116	(99.0)
Ordinary income (loss)	(3,076)	10,684	-
Net income (loss)	(4,708)	8,213	-
Net income (loss) per share – basic	(48.81)	107.60	-
Net income (loss) per share – diluted	-	105.86	-

	As of		YoY Change
	Mar. 31, 2006	Mar. 31, 2005	
			%
Total assets	568,120	498,168	14.0
Shareholders' equity	190,783	195,285	(2.3)

Note 1: Regarding diluted net income per share for the year of FY2005 and the fourth quarter of FY 2004, information is not available due to the booking of net losses.

[1. Our Group Management]

The Elpida Memory corporate group consists of Elpida Memory, Inc. (hereafter, Elpida), one domestic subsidiary, five overseas subsidiaries and one equity-method affiliate. Elpida, in addition to controlling all group tasks (management and finance, office administration, legal affairs, marketing, production management, etc.), mainly develops and designs DRAM-centric semiconductor products, sells directly or, through the use of distributors, sells indirectly to customers in the Japanese domestic market and supplies products to overseas subsidiaries. Hiroshima Elpida Memory, Inc., Elpida's wholly-owned subsidiary, mainly manufactures and mass produces DRAM-centric semiconductor products. Five overseas subsidiaries located in North America, Europe, Singapore, Taiwan, and Hong Kong are engaged in selling Elpida's DRAM products to customers around the world. Also, Tera Probe, Inc., an equity-method affiliate, is mainly responsible for wafer-testing processes in semiconductor manufacturing.



Foundry Service Customers
Overseas Customers
Domestic Customers
Sell DRAM products
Sell DRAM products
Overseas Subsidiaries
· Elpida Memory (USA) Inc.
· Elpida Memory (Europe) GmbH
· Elpida Memory (Hong Kong) Co., Ltd.
· Elpida Memory (Singapore) Pte. Ltd.
· Elpida Memory (Taiwan) Co., Ltd.
Semiconductor Distributors
Ship Foundry products
Sell DRAM products
Sell DRAM products
Supply DRAM products
Outsourcing of Back-end process
Procure DRAM products
Supply DRAM chips
Elpida Memory, Inc.
Procure DRAM products
Overseas Foundry Manufacturers
Mainly produce DRAM for PCs
Supply DRAM chips
Domestic Subsidiary
Outsourcing of wafer testing process
* Tera Probe, Inc.
Procure DRAM semi-finished products
Supply DRAM semi-finished products
Hiroshima Elpida Memory, Inc.
E300
E200
· DRAM production mainly for Servers, Digital Consumers Electronics/Mobile phones
· Foundry production of mainly memory products

Note: As of March 31, 2006, Elpida Memory owned 38.5% of the voting rights of Tera Probe, Inc. Tera Probe began its business operations in October 2005.

[2.Management Policies]

Fundamental Management Policies

The following is our fundamental management policies for business activities.

- Provide timely and satisfactory products and services to our customers.
- Responsible management operations for our employees, customers, stockholders, and vendors.
- Maintain a generous environment for each employee to help create and realize their ideas continually.

Dividend Policy

The declaration, payment and amount of any interim dividend requires a resolution of our board of directors and the declaration, payment and amount of any year-end dividend is subject to the approval of the holders of shares at the ordinary general meeting of shareholders and to statutory restrictions. We have not declared or paid any cash dividends on our capital stock in the past. We currently intend to retain our future earnings, if any, to finance research and development and increase our production capacity and do not expect to pay any dividends for the foreseeable future.

Management Strategies and Issues to be addressed

The semiconductor industry is classified as a subset of the capital-intensive "equipment industry." A common feature of the semiconductor industry is that earnings fluctuate greatly in line with the business cycle (generally referred to as the "silicon cycle"). This feature is particularly strong in the DRAM business, which is largely concerned with supplying DRAM products used in personal computers. The Elpida Memory Group aims to become the "#1 Global DRAM company" and to develop a new DRAM market for digital consumer and mobile devices that can enable use to achieve stable growth and higher profits. We believe we can do this by taking the following three action cycle:

Action 1: Use marketing strategies aimed at developing partnerships to capture and understand early on the application needs of customers positioned in areas of growth.

Action 2: Develop advanced function / high performance products which outdo the competition in meeting the needs of customers.

Action 3: Base manufacturing on a product mix that is aligned with the custom features of each product and achieve rapid delivery to customers.

The following section describes the specific policies and activities that support these actions.

(1) Enhancement of Sales and Marketing Activities

The DRAM product market is expanding because the center of this market is shifting from a traditional reliance on personal computers to creating new applications for digital consumer and mobile devices. In the case of traditional DRAM products for PCs, price dominates product selection decisions. Our target product, however, is Premier DRAMs (Note 1), where the deciding factors tend to be product performance and reliability. For this reason, we have created a special marketing unit on behalf of servers and digital consumer / mobile devices to complement our sales and technical marketing divisions. This marketing unit works hand in hand with our customers to provide the best DRAM solutions for their products. In taking this approach, we can join with our customers at the early design stage of their products and build mutually beneficial long-term cooperative relationships. Also, the sales channels we use depend on the particular circumstances of a customer. We use direct sales and indirect sales via semiconductor distributors to respond to all kinds of customer needs.

Note 1: Premier DRAM: Our proprietary name given to DRAM products used for servers, and digital consumer electronics and mobile phones. This type of DRAM usually requires higher technologies than commodity DRAMs, and the price per certain density tends to become higher in proportion to this value added.

(2) Strengthening Our Advanced Technology Development Capabilities

The fast pace of technology innovations in the DRAM business requires us to have an edge in advanced technology capabilities in order to outperform the competition at delivering products suited to customer needs. Therefore, we are focusing our research and development resources on our advanced high performance DRAM core technology. In particular, our efforts are concentrated in such areas as process technology, higher-density

technology and low power-consumption technology. This enables us to develop and produce superior DRAM products that have greater high-performance capabilities, functionality, capacity and cost effectiveness.

Also, as regards fundamental research, we have a comprehensive collaborative research program that brings us together with leading companies in various fields and with Hiroshima University and other external organizations.

(3) Reinforce Our Production System

We produce our technologically challenging Premier DRAMs at the 300mm fab (E300) and 200mm fab (E200) operated by Hiroshima Elpida Memory. Our customers regularly insist on stable supplies of this product. Current production capacity at the E300 is 54,000 wafers per month, but our plan is to continuously invest in accordance with market conditions for the purpose of steadily boosting this production up to 100,000 wafers per month a few years later.

As for our DRAM products for personal computers, our basic plan is to secure procurement using several highly cost-competitive overseas foundries. Based on this plan, we aim to have external foundry capacity account for 30-50% of Elpida's total wafer processing capacity (which includes in-house capacity). On top of increasing production capacity at our own factories, we are working on further expanding our procurement from external foundries.

Target Management Indicators

As part of making our medium to long-term business plans, our goal is to surpass the growth rate for the DRAM market, which we believe puts us on track to become the #1 Global DRAM company. Also, a number of financial performance indicators, such as the operating margin to track profitability and the net debt/equity ratio to monitor stability, are used in the management of our business.

[3.Overview of Business Results]

1. Business Results

(1) FY 2006 Overview

In FY 2005 (April 1 2005 to March 31 2006), Japan's domestic economy showed signs of recovery, as improved corporate profits led to greater capital investment and consumer spending looked firmer. In the global economy, expansion in the United States and China continued, while in Europe a gradual recovery appeared to have taken hold.

In the markets Elpida engages, mobile phone high-performance upgrades and market growth, along with a growing market for digital consumer equipment like digital cameras and DVD player devices resulted in substantially higher demand for our all-important Premier DRAMs. However, DRAMs for PCs and servers fell victim to severe price declines, a result of an inadequate supply of chipsets for DDR2 DRAMs.

Based on these conditions, the Elpida Memory Group made a capital investment of approximately ¥190 billion centering on the E300 in response to expanding demand for Premier DRAMs. This investment enabled mass production to begin in E300 Area2 in October 2005. At present (as of March 2006), E300 has a wafer processing capacity of 54,000 wafers per month, well above the March 2005 capacity of 32,000 wafers per month.

FY 2005 consolidated net sales came in at a record ¥241,554 million, up 16.7% YoY.

Consolidated operating profit was ¥144 million, down ¥14,972 million from ¥15,116 million in FY 2004. The main reasons for this decrease are the start-up cost of E300 Area2 and a worsening of profitability caused by unfavorable market prices for PC and server-related DRAMs.

Ordinary income ended as a loss of ¥3,076 million based on a drop in income of ¥13,760 million from ¥10,684 million a year earlier. Non-operating income, however, gained ¥1,212 million YoY. Among the reasons for this gain is that even though an increase in interest-bearing debt pushed up interest payments by ¥1,019 million YoY, Elpida received a local government subsidies of ¥1,150 million and the ¥597 million in new share issuing expense from the previous term disappeared.

We also recorded a net loss of ¥4,708 million based on a fall in income of ¥12,921 million from ¥8,213 million a year earlier. As for extraordinary items, we booked extraordinary gains of ¥1,122 million from the sale of fixed assets and ¥1,003 million from the reversal of an allowance allocated in FY 2004 in relation to a U.S.

Justice Department investigation. We also booked extraordinary losses of ¥2,947 million arising from U.S. antitrust lawsuits and claims, ¥845 million as a result of valuation losses following an asset reappraisal of held inventory and ¥734 million on the disposal of fixed assets.

② The breakdown of sales by application market

(Millions of yen)

	Year ended March 31, 2006 (unaudited)		Year ended March 31, 2005 (unaudited)		Change %
Servers	37,658	15.6%	43,092	20.8%	(12.6%)
Digital consumer electronics and mobile phones	115,752	47.9%	66,216	32.0%	74.8%
Premier DRAM (Note1)	153,410	63.5%	109,308	52.8%	40.3%
Foundry services and others	19,860	8.2%	20,946	10.1%	(5.2%)
Subtotal of Premier business (Note 2)	173,270	71.7%	130,254	62.9%	33.0%
PCs	68,284	28.3%	76,774	37.1%	(11.1%)
Total net sales	241,554	100.0%	207,028	100.0%	16.7%

Note 1: Premier DRAM: Our proprietary name given to DRAM products used for servers, and digital consumer electronics and mobile phones. This type of DRAM usually requires higher technologies than commodity DRAMs, and the price per certain density tends to become higher in proportion to this value added.

Note 2: Premier business: Our proprietary name given to the total of the Premier DRAM and foundry services.

(Servers)

Net sales of server DRAM products were ¥37,658 million, down 12.6% YoY. During the business year, module products underwent a shift from the 256MB and 512MB products sold in FY 2004 to new higher density 512MB and 1GB products. In response to demand for products with higher densities, we also started sales of high-density 4GB modules. Furthermore, this move to higher density products was complemented by a major increase in shipments made possible by increased production. Nevertheless, a drop in prices for our products used in PCs had a big impact, causing server-related sales to decline from a year earlier. Looking ahead, we hope to boost our competitiveness in the server field through the timely release of new products that can satisfy demand from major overseas and domestic server makers for even greater density and faster speeds.

(Digital consumer electronics and mobile phones)

Net sales of DRAM products for digital consumer and mobile devices posted a record ¥115,752 million, up 74.8% YoY. In the digital consumer electronics area, an increase in DRAM density centering on applications that handle DVD TV and other video processing functions and growth in digital electronics products supported a big rise in sales. In regard to mobile devices, installed DRAM capacity per device in the Japanese domestic market continues to rise. Also, in overseas markets the trend of switching from another kind of memory to DRAM continues. As we look ahead, our goal is to construct a dominant position in this area by increasing our ability to provide customers with solutions and forming much stronger partnerships.

Lastly, the digital consumer and mobile device-related area includes Elpida products used in digital still cameras, digital TV & DVD recorders and other digital consumer electronics, as well as in 2.5G and 3G mobile phones.

(Foundry services and others)

In foundry services and others operations, net sales fell 5.2% YoY to ¥19,860 million. The volume of contracted pseudo SRAM-centric and other manufacturing increased slightly compared with a year ago, but price declines ended up lowering sales. We are looking to promote growth in this area by enlarging the base of customers.

Our foundry service and other operations feature a foundry business (contract manufacturing of semiconductor products designed by customers) that undertakes outsourced production of semiconductor products mainly on behalf of domestic semiconductor makers.

(PCs)

Net sales of DRAM products for personal computers fell 11.1% YoY to ¥68,284 million. An increase in the volume of procurement from our overseas foundry partner and temporarily higher PC-related production made possible by the E300 Area2 start-up resulted in a bigger sales volume, but an inadequate supply of chipsets following the 2005 lunar New Year and huge price drops conspired to push sales revenues lower. In the future, we intend to go in the direction of achieving a more stable earnings performance by further increasing procurement from our overseas foundry partner and by restraining our in-house production.

③ Capital Expenditure

FY 2005 capital investment grew 52.1% YoY to ¥189.4 billion, primarily to boost E300 capacity.

(2) Financial Status

Total assets grew by ¥69.9 billion YoY to ¥568.1 billion. Spending on capital investment was in part responsible for reducing cash and cash equivalents by ¥78.4 billion, but fixed assets increased by ¥99.9 billion mainly because of the new E300 Area2 equipment capacity and accounts receivable grew ¥18.5 billion owing to a major jump in net sales toward the end of the term.

Interest-bearing debt (including lease obligations) increased by ¥41.8 billion YoY to ¥275.4 billion, mainly on account of corporate bonds. Net losses for the year lowered shareholders' equity by ¥4.5 billion to ¥190.8 billion. As a result, the shareholders' equity ratio lost 5.6 points YoY to finish at 33.6%.

(3) Cash Flow Status for the Consolidated Fiscal Year

With regard to cash flow for the year, operating activities provided net cash of ¥33.9 billion, an inflow increase of ¥12.9 billion YoY.

Investing activities used ¥182.7 billion, an outflow increase of ¥22.1 billion YoY. This was mostly due to increased purchases of fixed assets resulting from E300 Area2 investment.

As a result, free cash flow (a combination of net cash provided by operating activities and net cash used in investing activities) saw a net outflow of ¥148.8 billion, an outflow increase of ¥9.2 billion YoY.

Net cash provided by financing activities was ¥69.5 billion. Issuance of a corporate bond raised capital of ¥39.8 billion.

Based on these results, the balance of cash and cash equivalents fell ¥78.4 billion YoY to ¥111.4 billion.

(4) FY 2006 Financial Forecast

We believe that in FY 2006 the DRAM market will see growth based on a continuation from last year of expanded DRAM use in digital consumer and mobile devices. Also, since the biggest application of DRAMs is in the PC area, we believe that the launch of Microsoft's new VISTA operating system will lead to a larger number of DRAMs and DRAM density per PC, which should enable us to enjoy moderate growth in our DRAM business.

In this market environment, we believe that FY 2006 can be the year in which we become one of the "DRAM Global Top 3" and achieve better earnings through emphasizing the following:

--Greater E300 production capacity (Expanding E300 capacity)

-- Providing customers with solutions that can generate even larger sales of DRAMs for digital consumer and mobile device

-- Increasing the speed of development of 80nm or finer geometry processes and getting on the earliest possible mass-production

According to a survey by DRAMeXchange, the current spot market price for the leading DRAM product for PCs, the 512Mb DDR2 SDRAM (533Mhz), is around US$5.00. This product price was approximately US$8.50 price at the beginning of April 2005 before bottoming at $US4.00 at the end of December, but

went on to recover considerably to around the US$5.00 level in March. Because this kind of market pricing activity is extremely difficult to predict, we are not offering any earnings assumptions for FY 2006. Instead of presenting a sales and earnings forecast for the year, we present several predicted key figures as shown below.

[Quarterly Guidance]

	1Q/FY05	2Q/FY05	3Q/FY05	4Q/FY05	1Q/06 Forecast
QoQ bit growth rate	12%	23%	11%	63%	10-20%
QoQ ASP change	-15%	-6%	-7%	-17%	-
Depreciation cost (billion yen)	11.5	12.1	14.1	15.7	Approx. 18
SG&A (billion yen)	10.2	12.0	9.9	10.4	Approx. 13
Sale ration of DRAMs for mobile and digital consumer	42%	49%	54%	46%	Approx.50%
Outsourced sales ratio	12%	12%	12%	20%	Approx.25%

Furthermore, we believe our average selling price change for FY 2006 1Q relative to the previous quarter will be a gradual decline.

[FY2006 Guidance]

	FY2004	FY2005	FY2006 Forecast
YoY bit growth rate	136%	77%	Approx.130%
Depreciation cost (billion yen)	35.9	53.4	Approx. 80
SG&A (billion yen)	35.3	42.4	Approx. 50
Capital Expenditure* (billion yen)	124.5	189.4	Approx. 100

*Capital expenditure is calculated on an acquisition basis and includes operating leases on sales and lease backs.

Note3: QoQ bit growth rate: The growth in the bit (the unit which indicates memory recording capacity) volume sold in the current quarter compared with the actual result for the previous quarter.

Note4: Outsourced sales ratio: The portion of sales attributable not to the E300 or E200 fabs but to production which has been entrusted to our foundry partners.

(sales from foundry partners products) / (total sales) –1 in percent figures

(5) Risk Factors

The following are the significant risk factors that may adversely affect our business, financial condition and results of operations. The following are the significant risk factors that may adversely affect our business, financial condition and results of operations.

- The cyclicality of the DRAM industry can result in volatile operating results.
- Increased worldwide production or lack of demand for DRAM products could lead to declines in selling prices for our products.
- We face intense competition in the DRAM industry.
- As regards sales, material supplies, outsourcing and other professional business activities, we works closely with set business partners. Any lessening or disruption of our working arrangements with these partners could harm our business performance.
- We may not respond quickly enough to rapid technological change and evolving standards in the

semiconductor industry.

- We plan to make large investments in DRAM manufacturing facilities, but there can be no assurance that we will obtain sufficient funding, execute our expansion plan effectively or realize the expected return on our investment.
- We rely on other companies for all of our back-end processing.
- In the event of a conspicuous slowdown in the manufacture of DRAM products, interrupted production, or product defects, this may adversely affect our profit performance or our financial status.
- We may not be able to protect our proprietary intellectual property, and we may be accused of infringing the intellectual property rights of others.
- Allegations of anti-competitive practices in the DRAM industry may have a direct or indirect impact on our operations.
- Based on the strengthening of environmental laws and regulations in recent years, the emergence of new legal obligations may result in lower group asset values or may burden our business operations with additional costs.
- While attempting to develop business not only in Japan but also in North America, Asia and Europe, Elpida's business performance could be adversely affected in any of these regions by local political situations, domestic security disruptions, changes in laws or public policy or changes in business conditions caused by economic deterioration or other unfavorable factors.
- Currency fluctuations will affect our operating results and could result in exchange losses.

Note: This above forecasts are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

Comparative Consolidated Balance Sheet

(Millions of yen)

	As of March 31, 2006	As of March 31, 2005	Change
(Assets)			
I Current assets			
1. Cash and cash equivalents	111,443	189,798	(78,355)
2. Notes and accounts receivable, trade	55,272	36,769	18,503
3. Inventories	39,187	32,795	6,392
4. Accounts receivable, other	16,764	6,393	10,371
5. Other current assets	6,270	5,419	851
6. Allowance for doubtful accounts	(92)	(31)	(61)
Total current assets	228,844	271,143	(42,299)
II Fixed assets			
1. Tangible fixed assets	313,019	213,138	99,881
2. Intangible fixed assets	7,702	7,787	(85)
3. Investments and other assets	18,555	6,100	12,455
Total fixed assets	339,276	227,025	112,251
Total assets	568,120	498,168	69,952
(Liabilities)			
I Current liabilities			
1. Accounts payable, trade	41,201	27,799	13,402
2. Current portion of bond	10,000	—	10,000
3. Current portion of long-term debt	39,692	18,520	21,172
4. Current portion of obligation under capital leases	25,605	30,143	(4,538)
5. Accounts payable, other	46,632	31,255	15,377
6. Other current liabilities	7,874	7,183	691
Total current liabilities	171,004	114,900	56,104
II Long-term liabilities			
1. Bond	110,000	80,000	30,000
2. Long-term debt	68,381	58,573	9,808
3. Obligation under capital leases	21,717	46,330	(24,613)
4. Other long-term liabilities	6,235	3,080	3,155
Total long-term liabilities	206,333	187,983	18,350
Total liabilities	377,337	302,883	74,454
(Shareholders' equity)			
I Capital stock	87,239	87,234	5
II Additional paid-in capital	98,339	98,334	5
III Retained earnings	5,044	9,752	(4,708)
IV Unrealized gain (loss) on marketable securities	(195)	2	(197)
V Foreign currency translation adjustments	357	(37)	394
VI Treasury stock	(1)	(0)	(1)
Total shareholders' equity	190,783	195,285	(4,502)
Total liabilities and shareholders' equity	568,120	498,168	69,952

Comparative Consolidated Statements of Operations

(Millions of yen)

Account	Fiscal year ended March 31, 2006	Ratio (%)	Fiscal year ended March 31, 2005	Ratio (%)	Change Increase or decrease
I Net sales	241,554	100.0	207,028	100.0	34,526
II Cost of sales	198,964	82.4	156,620	75.7	42,344
Gross profit	42,590	17.6	50,408	24.3	(7,818)
III Selling, general and administrative expenses	42,446	17.5	35,292	17.0	7,154
Operating income	144	0.1	15,116	7.3	(14,972)
IV Non-operating income					
1. Interest income	279		115		164
2. Dividend income	247		—		247
3. Equity in earnings of affiliated company	20		—		20
3. Local government subsidies	1,150		145		1,005
4. Others	347		209		138
V Non-operating expenses					
1. Interest expense	4,098		3,079		1,019
2. Foreign exchange losses	145		504		(359)
3. Stock issuance costs	0		597		(597)
4. Bond issuance costs	177		313		(136)
5. Others	843		408		435
Ordinary income/(loss)	(3,076)	(1.3)	10,684	5.2	(13,760)
VI Extraordinary income	2,125	0.9	209	0.1	1,916
VII Extraordinary losses	4,543	1.9	1,947	0.9	2,596
Income (loss) before income taxes	(5,494)	(2.3)	8,946	4.4	(14,440)
Income taxes	(786)	(0.4)	733	0.4	(1,519)
Net income/(loss)	(4,708)	(1.9)	8,213	4.0	(12,921)

Note: "Income taxes" is consists of corporate tax, inhabitant tax, business tax and deferred tax.

Comparative Consolidated Statements of Changes in Shareholders' Equity

(Millions of yen)

	As of March 31, 2006	As of March 31, 2005
(Additional paid in capital)		
I Balance of additional paid in capital at beginning of year	98,334	62,268
II Increase in additional paid in capital		
Issuance of new shares for capital increase	5	65,292
III Decrease in additional paid in capital		
Reversal of additional paid in capital	–	29,226
IV Balance of additional paid in capital at end of year	98,339	98,334
(Retained earnings)		
I Balance of retained earnings at beginning of year	9,752	(27,686)
II Increase in retained earnings		
Reversal of additional paid in capital	–	29,226
Net income	–	8,213
III Decrease in retained earnings		
Net loss	4,708	–
IV Balance of retained earnings at end of year	5,044	9,752

Comparative Consolidated Statements of Cash Flows

(Millions of yen)

	Fiscal year ended		
	March 31, 2006	March 31, 2005	increase or decrease
I Operating activities			
Income (loss) before income taxes	(5,494)	8,946	(14,440)
Depreciation and amortization	53,368	35,944	17,424
Increase (decrease) in allowance for doubtful accounts	56	(2)	58
Interest and dividend income	(526)	(115)	(411)
Interest expense	4,098	3,079	1,019
Equity in earnings of affiliated company	(20)	—	(20)
Income from sale of tangible fixed assets	(1,122)	(2)	(1,120)
Losses on sale and disposal of tangible fixed assets	751	32	719
Increase in accounts receivable, trade	(16,830)	(10,558)	(6,272)
Increase in inventories	(6,211)	(8,334)	2,123
Increase in accounts receivable, other	(10,294)	(2,532)	(7,762)
Increase in accounts payable, trade	13,312	3,208	10,104
Increase in accounts payable, other	5,467	687	4,780
Others	1,299	(5,381)	6,680
Subtotal	37,854	24,972	12,882
Interest and dividends received	361	115	246
Interest paid	(3,894)	(3,004)	(890)
Income taxes paid	(456)	(1,096)	640
Net cash provided by operating activities	33,865	20,987	12,878
II Investing activities			
Purchase of investment securities	(3,702)	(2,049)	(1,653)
Purchase of tangible fixed assets	(175,505)	(152,114)	(23,391)
Proceeds from sale of tangible fixed assets	707	195	512
Purchase of intangible fixed assets	(3,221)	(3,138)	(83)
Collection of investment in leases	1,045	—	1,045
Acquisition of long-term prepaid expenses	(1,993)	(3,328)	1,335
Others	16	(130)	146
Net cash used in investing activities	(182,653)	(160,564)	(22,089)
III Financing activities			
Net decrease in short-term borrowings	—	(5,705)	5,705
Proceeds from long-term debt	50,000	41,000	9,000
Repayments of long-term debt	(19,020)	(6,307)	(12,713)
Proceeds from issuance of stocks	10	105,305	(105,295)
Proceeds from issuance of bonds	39,823	69,688	(29,865)
Proceeds from sale-and-leaseback transactions	28,836	40,667	(11,831)
Repayments of obligation under capital leases	(30,198)	(26,013)	(4,185)
Purchase of treasury stock	(1)	(0)	(1)
Net cash provided by financing activities	69,450	218,635	(149,185)
IV Effect of exchange rates changes on cash and cash equivalents	983	185	798
V Net increase (decrease) in cash and cash equivalents	(78,355)	79,243	(157,598)
VI Cash and cash equivalents at beginning of the year	189,798	110,555	79,243
VII Cash and cash equivalents at end of the year	111,443	189,798	(78,355)

Free cash flow (I + II)	(148,788)	(139,577)	(9,211)

[Basic important matters for preparation of consolidated interim financial statements]

1. Scope of consolidation

Consolidated all subsidiaries

Number of the consolidated subsidiaries : 6

Name of the consolidated subsidiaries: Hiroshima Elpida Memory, Inc.

Elpida Memory (USA) Inc.

Elpida Memory (Europe) GmbH

Elpida Memory (Taiwan) Co., Ltd

Elpida Memory (Hong Kong) Co., Ltd

Elpida Memory (Singapore) Pte. Ltd

2. Application of equity method

Number of the company accounted for by the equity method : 1
Name of the company accounted for by the equity method : Tera Probe, Inc.

In August 2005, Tera Probe, Inc. was established as a joint venture with other companies and is accounted for by the equity method.

3. The fiscal year end date for the consolidated subsidiaries

The fiscal year end date for the consolidated subsidiaries is the same as the Company.

4. Accounting principles

(1) Evaluation standards and evaluation criteria for marketable securities

Marketable securities are reported at fair value with unrealized gains and losses included in unrealized gain (loss) on marketable securities.

(2) Derivatives

Derivatives are stated based on a market value method.

(3) Inventories

Inventories are stated at the lower of cost or market.
The cost of finished products, semifinished components, work in process and raw materials is determined by the first-in, first-out basis, except for work in process of subsidiaries determined by the average method. The cost of supplies is determined individually, except for supplies of a subsidiary are stated at cost determined by the most recent purchase price method.

(4) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on the following estimated useful lives of the assets. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Buildings and structures:	2 to 60 years
Machinery and equipment:	2 to 15 years
Furniture and fixtures:	2 to 23 years

Leased assets which meet certain criteria are capitalized and amortized on a straight-line basis over the lease terms.

Goodwill is amortized on a straight-line method over 5 years for Elpida Memory, Inc. and 15 years for a foreign subsidiary.

Certain costs incurred to develop or obtain internal use computer software are capitalized and are amortized on a straight-line basis over the estimated useful life of 5 years.

(5) Stock and bond issuance costs

Stock and bond issuance costs are charged to income as incurred.

(6) Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful receivables.

(7) Accrued bonuses

Accrued bonuses to employee are provided for the estimated amounts, which the company will pay based on the service provided during the current period.

(8) Allowance for inventories devaluation

Following purchase of inventories from consignment factories, the company reserved allowance on devaluation losses at end of period, which the company expects to bear.

(9) Pension and severance plans for empolyees

Pension and severance costs were accrued based on the benefit obligations and pension plan assets at the end of the current fiscal year.

Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 15years.

(10) Severance plans for directors and statutory auditors

Severance costs were accrued based on the benefit obligations at end of period.

(11) Foreign currency translation

Foreign currency receivables and payables are translated into Japanese yen at effective period-end exchange rates and the resulting transaction gains or losses are taken into the consolidated results. The balance sheet accounts of foreign consolidated subsidiaries and an affiliated company are translated into Japanese yen at effective period-end exchange rates, except for the components of shareholders' equity which are translated at their historical exchange rates, and all income and expense accounts are translated at the average exchange rate in effect during the period. The resulting translation differences are recorded in a separate component of shareholders' equity as translation adjustments.

(12) Major lease transactions

Capital leases are as per accounting of sales.

(13) Hedge accounting

① Hedge accounting

The company has adopted deferral hedge accounting for its derivative transactions. Some interest swaps have been adopted exceptional treatment under Japanese GAAP.

② Derivative instruments and subject

The interest rate swap is as the derivative instruments and the long-term debt and bond are subject to hedge.

③ Policy of derivative transactions

The Company has entered into interest rate swap agreements in order to manage certain risks arising from adverse fluctuation in interest rates.

④ Evaluation of Hedge effectiveness

Hedging effectiveness is determined by comparing the cumulative changes in cash flows or fair values from the hedging instruments with those from the hedged items.
The evaluation of hedge effectiveness for exceptional treatment is omitted.

(14) Consumption tax and other

Accounted exclusive of consumption taxes and local consumption taxes

5. Consolidation adjustments account

The excess cost of investments in the subsidiaries over their equity in the net assets at the dates of acquisition is generally being amortized for 5 years.

6. Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn at any time and short-term investments with a maturity of three months or less when purchased which can easily be converted to cash and are subject to little risk of change in value.

[Adoption of New Accounting Standard]

On August 9, 2002, The Business Accounting Council of Japan issued "Accounting Standard for Impairment of Fixed Assets" which is effective for the fiscal years beginning April 1,2005,with earlier adoption permitted. The Accounting Standards Board of Japan issued related practical guidance on October 31,2003. The Company has adopted this new accounting standard and related practical guidance for the impairment of fixed assets effective April 1, 2005. No effect was noted on the result of operation for the fiscal year ended March 31, 2006.

(Supplemental Information)

From the year ended March 31,2006, a consolidated subsidiary extended the useful lives of certain machinery and equipment because the former useful lives became considerably different from the actual useful lives. Due to this change, depreciation and amortization expense decreased ¥878million, operating income increased ¥695million, and ordinary loss and net loss before income taxes decreased the same amount for the year ended March 31, 2006, compared to the previous period.

(Marketable securities)

(1) Other marketable securities

(Millions of yen)

	Fiscal year ended March 31, 2006			Fiscal year ended March 31, 2005		
	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Securies of which fair value exceeds cost						
Marketable securities	—	—	—	2,049	2,052	3
Securies of which fair value below cost						
Marketable securities	2,213	2,018	(195)	—	—	—

(2) Other marketable securities which were sold during Fiscal year ended March 31, 2006

(Millions of yen)

Proceeds	Gross gain	Gross loss
2	—	0

(Segment Information)

[Business Segment Information]

During the year ended March 31, 2006 and the year ended March 31,2005 our group was operating a single segment of the semiconductor business centering on DRAM, so the information by business segment is omitted.

[Geographical segment information]

The fiscal year ended March 31,2006

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consoli-dated (MY)
Sales							
(1) Sales to third parties	124,092	49,841	11,394	56,227	241,554	—	241,554
(2) Inter-segment sales and transfers	107,782	52	29	261	108,124	(108,124)	—
Total	231,874	49,893	11,423	56,488	349,678	(108,124)	241,554
Operating expenses	232,948	49,294	11,060	56,264	349,566	(108,156)	241,410
Operating income (Loss)	(1,074)	599	363	224	112	32	144
Assets	562,026	21,876	5,337	14,960	604,199	(36,079)	568,120

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany
(3) North America: the United States

The fiscal year ended March 31,2005

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consoli-dated (MY)
Sales							
(1)Sales to third parties	85,312	41,854	13,876	65,986	207,028	—	207,028
(2)Inter-segment sales and transfers	111,850	869	92	266	113,077	(113,077)	—
Total	197,162	42,723	13,968	66,252	320,105	(113,077)	207,028
Operating expenses	185,696	41,857	13,469	63,919	304,941	(113,029)	191,912
Operating income	11,466	866	499	2,333	15,164	(48)	15,116
Assets	494,250	11,130	4,409	14,505	524,294	(26,126)	498,168

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany
(3) North America: the United States

[Overseas sales]

The fiscal year ended March 31,2006

	North America	Asia	Europe	Total
I Overseas sales (MY)	56,227	49,841	11,394	117,462
II Consolidated sales (MY)				241,554
III Ratio of overseas sales over consolidated sales (%)	23.3	20.6	4.7	48.6

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

The fiscal year ended March 31,2005

	North America	Asia	Europe	Total
I Overseas sales (MY)	65,986	42,473	13,876	122,335
II Consolidated sales (MY)				207,028
III Ratio of overseas sales over consolidated sales (%)	31.9	20.5	6.7	59.1

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

(Amounts Per Share)

(yen)

For the year ended March 31,2006		For the year ended March 31,2005	
Shareholders' equity per share	¥1,977.69	Shareholders' equity per share	¥2,024.43
Net loss per share	¥ 48.81	Net income per share	¥ 107.60
Diluted net income per share*	—	Diluted net income per share	¥105.86

*Diluted net income per share was not shown because the Company had a net loss per share during the period.

Basis for calculation of net income(loss) per share is as follow:

(Millions of yen)

	For the year ended March 31,2006	For the year ended March 31,2005
Net income (loss)	(4,708)	8,213
Amount not attributable to common stock	—	—
Net income (loss) attributable to common stock	(4,708)	8,213
Average number of shares outstanding during the year (thousand shares)	96,465	76,325
Increase number of shares outstanding during the year (thousand shares)	—	1,260
Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive.	Stock options (3,921,200shares)	—

Appendix (unaudited)

1. Selected Quarterly Consolidated Statements of Operations

(Millions of yen)

	Three-month ended							
	Jun. 30, '05		Sept. 30, '05		Dec. 31, '05		Mar. 31, '06	
Account		Ratio (%)		Ratio (%)		Ratio (%)		Ratio (%)
Net sales	48,036	100.0	57,467	100.0	59,021	100.0	77,030	100.0
Gross profit	7,549	15.7	9,438	16.4	10,586	17.9	15,017	19.5
Selling, general and administrative expenses	10,153	21.1	11,951	20.8	9,941	16.8	10,401	13.5
Operating income	(2,604)	(5.4)	(2,513)	(4.4)	645	1.1	4,616	6.0
Income before income taxes	(3,356)	(7.0)	(3,684)	(6.4)	372	0.6	1,174	1.5
Net income	(3,3049	(6.9)	(3,038)	(5.3)	163	0.3	1,471	1.9

2. Selected Consolidated Financial Data

	Jun. 30, '05	Sept. 30, '05	Dec. 31, '05	Mar. 31, '06
Cash and cash equivalent	156.7 billion yen	121.5 billion yen	148.5 billion yen	111.4 billion yen
A/R collection period	68 days	66 days	65 days	65 days
Inventory holding period	79 days	62 days	73 days	57 days
Interest-bearing debt	223.2billion yen	210.9 billion yen	240.4 billion yen	275.4 billion yen
Net D/E Ratio	0.35 times	0.47 times	0.48 times	0.86 times
Share holders' equity Ratio	39.8%	37.3%	32.7%	33.6%

	Three-month ended Jun. 30, '05	Three-month ended Sept. 30, '05	Three-month ended Dec. 31, '05	Three-month ended Mar. 31, '06	Twelve-month ended Mar. 31, '06
Cash flows from Operating activities	8.2 billion yen	6.7 billion yen	17.7 billion yen	1.3 billion yen	33.9billion yen
ROA	(2.7%)	(2.5%)	0.1%	1.0%	(0.9%)
ROE	(6.8%)	(6.4%)	0.3%	3.1%	(2.4%)

(Calculating formulas)

A/R collection period = Accounts receivable, trade / Average monthly net sales x 30 days
Interest-bearing debt = Long-term and short-term debt + Long-term and short-term lease obligation
Inventory holding period = Inventories / Average monthly net sales x 30 days
Net D/E ratio = (Interest-bearing debt – cash and cash equivalents) / shareholders' equity
ROA (ROE) (Three-month period) = Quarterly Net income x 4 / Average quarterly Total assets (Average shareholders' equity)
ROA (ROE) (Twelve-month period) = Net income / Average Total assets (Average share holders' equity)

2. Additional Financial Information for the Fiscal Year Ended March 31, 2006

ELPIDA

May 25, 2006

Elpida Memory, Inc.
2-2-1 Yaesu, Chuo-ku, Tokyo
104-0028, Japan
Tel: +81-3-3281-1500
http://www.elpida.com

Elpida Memory, Inc.

(Stock listing: Tokyo Stock Exchange, 6665)

Additional Financial Information for the Fiscal Year Ended March 31,2006

1. Retirement Benefit for Employees

Elpida Memory, Inc. and its domestic consolidated subsidiary established certain retirement benefit plans from fiscal year ended March 31, 2004. The plans consist of a defined benefit pension plan, a lump-sum indemnity plan and a defined contribution plan. Certain foreign consolidated subsidiaries have defined contribution plans and lump-sum indemnity plans.

The funded status of retirement benefit obligations at March 31, 2005 and 2006 were as follows:

	March 31,	
	2005	2006
	(Million of yen)	
Retirement benefit obligations	¥2,961	**¥3,768**
Plan assets at fair value	2,484	**3,362**
Unfunded retirement benefit obligation	477	**406**
Unrecognized items:		
Prior service costs	353	**328**
Actuarial loss (gain)	50	**(167)**
Accrued retirement benefits for employees	¥ 74	**¥ 245**

At March 31,2005 and 2006, in addition to the above-mentioned accrued retirement benefits for employees, additional accruals of ¥ 8 million and ¥ 9 million were recorded for certain foreign consolidated subsidiaries, respectively.

The composition of retirement benefit expenses for the years ended March 31, 2005 and 2006 were as follows:

	Year ended March 31,	
	2005	2006
	(Million of yen)	
Service cost	¥286	**¥630**
Interest cost	15	**62**
Expected return on plan assets	(60)	**(62)**
Recognized actuarial loss	–	**3**
Amortization of prior service costs	11	**24**
Retirement benefit expenses	252	**657**
Contribution for defined contribution plan	76	**189**
Total	¥328	**¥846**

The assumptions used in accounting for above plans were 2.1% of discount rate and 2.5% of expected return rate on assets.

2. Income Taxes

Elpida Memory, Inc. and its domestic consolidated subsidiary are subject to corporation tax, inhabitants' taxes and enterprise tax in Japan, which, in the aggregate, result in a statutory tax rate of 40.8% for the years ended March 31, 2005 and 2006, respectively. Income taxes of the foreign consolidated subsidiaries are based generally on the tax rates applicable in their countries of incorporation.

Significant components of reconciling items between the statutory tax rate and the effective tax rate are as follows:

	Year ended March 31,	
	2005	2006
Statutory tax rate	40.8%	**40.8%**
Adjustments:		
Permanent differences	–	**(9.4)**
Valuation allowances	(33.4)	**(18.3)**
Other	0.8	**1.2**
Effective tax rate	8.2%	**14.3%**

The significant components of deferred tax assets and liabilities at March 31, 2005 and 2006 were as follows:

	March 31,	
	2005	2006
	(Millions of yen)	
Deferred tax assets:		
Net operating loss carryforwards	¥ 29,487	**¥33,499**
Accrued bonuses	520	**715**
Depreciation	2,144	**4,376**
Accrual for investigation performed by the United States Department of Justice	789	–
Loss on inventory valuation	–	**1,315**
Accrual for Settlement of litigation	–	**834**
Other	1,105	**1,072**
Subtotal	34,045	**41,811**
Less: valuation allowances	(30,973)	**(31,976)**
Total deferred tax assets	3,072	**9,835**
Deferred tax liabilities:		
Depreciation	(3,396)	**(9,162)**
Other	(40)	**(10)**
Total deferred tax liabilities	(3,436)	**(9,172)**
Net deferred tax assets (liabilities)	¥ (364)	**¥ 663**

3. Related Party Transactions

The following is a summary of related party transactions for the years ended March 31, 2005 and 2006.

(1) For the year ended March 31, 2005

a) Subsidiaries of parent company

(Millions of yen)

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2005	Accounts	At March 31, 2005
Subsidiary of other relative company	NEC Semi-conductors (Singapore) Pte. Ltd.	Singapore	S$ 111 million	Manufacture and sales of integrated circuits	–	–	Contract manufacturing of semi-finished components for the Company	Supply of semi-finished components for contract manufacturing	¥38,881	–	–
								Re-purchase of semi-finished components for contract manufacturing	¥50,296	Accounts payable, trade	¥1,288
Subsidiary of other relative company	NEC Electronics Corporation	Kawasaki-city Kanagawa Prefecture	¥85,955	Manufacture and sales of integrated circuits	–	Part time 1	Contract manufacturing of finished components	Sales of products	¥20,713	Accounts receivable, trade	¥6,393

Notes 1. Consumption taxes are included in the balances as at March 31, 2005 but are not included in transaction amounts for the year ended March 31, 2005 in the schedules shown above.

2. The terms and conditions applicable to the transactions of sales and purchases have been determined on an arm's length basis and by reference to normal market price levels.

3. Related Party Transactions (continued)

(2) For the year ended March 31, 2006

a) Affiliate company

(Millions of yen)

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship		Transactions	For the year ended March 31, 2005	Accounts	At March 31, 2006
						Concurrent directors	Description of the business relationship				
Affiliate company	Tera Probe, Inc	Sagamihara-city Kanagawa Prefecture	¥5,600	Wafer test technical service	(Possessed by) Directly 38.5	Temporary Transfer 2 Concurrent 2	Wafer test service for the subsidiary	Substitute for Procurement	¥5,631	Accounts receivable, other	¥5,838

Notes 1. Consumption taxes are included in the balances as at March 31, 2006 but are not included in transaction amounts for the year ended March 31, 2006 in the schedules shown above.

2. The terms and conditions applicable to the transactions of sales and purchases have been determined on an arm's length basis and by reference to normal market price levels.

3. Related Party Transactions (continued)

(2) For the year ended March 31, 2006(continued)

b) Subsidiaries of parent company

(Millions of yen)

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2005	Accounts	At March 31, 2006
The company held by major shareholder	NEC Semi-conductors (Singapore) Pte. Ltd.	Singapore	S$ 111 million	Manufacture and sales of integrated circuits	–	–	Contract manufacturing of semi-finished components for the Company	Supply of semi-finished components for contract manufacturing	¥32,587	–	–
								Re-purchase of semi-finished components for contract manufacturing	¥43,149	Accounts payable, trade	¥1,486

Notes 1. Consumption taxes are included in the balances as at March 31, 2006 but are not included in transaction amounts for the year ended March 31, 2006 in the schedules shown above.

2. The terms and conditions applicable to the transactions of sales and purchases have been determined on an arm's length basis and by reference to normal market price level

3. Elpida Memory Announces Directors Appointments



News Release

FOR IMMEDIATE RELEASE

Elpida Memory Announces Directors Appointments

TOKYO, May 25, 2006 – Elpida Memory, Inc., Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today decided candidates for the positions of directors in accordance with a decision taken by the Board of Directors convened today. The selections are subject to the approval of the Ordinary General Shareholders' Meeting on June 27, 2006.

1. Director Candidates [*New, **New Outside Director]

Yukio Sakamoto, currently President & Chief Executive Officer

Shuichi Otsuka, currently Director & Chief Operating Officer; President, Hiroshima Elpida Memory, Inc.

* **Takao Adachi,** currently Chief Technology Officer

Toshio Nohara, currently Outside Director; Corporate Auditor, Renesas Technology Corp.

Kosei Nomiya, currently Outside Director; Chairman, Ultratech JAPAN KK; Advisor to Chairman, UMC JAPAN

****Tsutomu Niimura,** currently Executive Alumnus, Sony Corporation; Director, Sony Digital Network Applications, Inc.

****Tsugio Makimoto,** currently Board Director, Chartered Semiconductor Manufacturing; Chairman, PDF Solutions, KK.; President, Techno Vision Consulting

2. Resigning Directors

Shinji Shimizu, currently Director

Shunichi Suzuki, currently Outside Director; Executive Vice President and Member of the Board, NEC Corporation

Akira Kiyota, currently Outside Director; Corporate Executive Officer and Deputy Chairman of the Board, Daiwa Securities Group Inc.; Chairman of the Institute Director, Daiwa Institute of Research Ltd.

-###-

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. For more information, visit www.elpida.com.

The information contained within this news release, is current as of the date of release. Please note that the information herein may be revised later without prior notice.

Elpida Press Contacts:

Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

4. Elpida Memory Announces Capital Expenditure Plan at Hiroshima Elpida Memory



News Release

FOR IMMEDIATE RELEASE

Elpida Memory Announces Capital Expenditure Plan at Hiroshima Elpida Memory

TOKYO, JAPAN, June 27, 2006 - Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today resolved at the Board Meeting a capital expenditure plan for the expansion of our manufacturing capacity at the 300mm wafer facility (E300 Fab) at Hiroshima Elpida Memory, Inc. in Hiroshima Prefecture, Japan.

The purpose and details, including purchase of Hiroshima Elpida's semiconductor manufacturing equipment in E300 Fab, for this and coming fiscal years are as follows:

1. **Purpose of the capital expenditure**
   - Respond to the strong growth in demand for DRAM products used in mobile devises
   - Production capacity for state-of-the-art 70nm and below process technologies

2. **Details of the capital expenditure**
   E300 Fab consists of Area 1 which started construction in February 2001 and mass production in January 2003, Area 2 which started construction in June 2004 and mass production in October 2005, and Area 3 which started construction at the same time as Area 2, however, production has not yet been started. Half of Area 2 includes production facilities and equipment. At present, wafer processing capacity for Area 1 and Area 2 combined is approximately 55,000 wafers per month.

   As in the Financial Report released on April 25, 2006, we have already announced a capital expenditure plan for this fiscal year to boost the wafer processing capacity up to 60,000 wafers per month. After 60,000 wafers per month, we will consider capacity expansion of up to 100,000 wafers in the following three steps:

- More -

Wafer processing capacity	Approx. Capital Expenditure	Planned completion
(1) Up to 67,000 per month	JPY 53 billion	By the end of FY2006
(2) Up to 85,000 per month (including Area 3 clean room)	JPY 145 billion	By the end of FY2007
(3) Up to 100,000 per month	JPY 108 billion	BY the end of FY2008
Total	JPY 306 billion	

Note: Depending on market conditions, capacity expansion of up to 100,000 per month might be accelerated and completed in FY2007.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. For more information, visit www.elpida.com.

Elpida Press Contacts:

Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

###

5. Elpida Memory Announces Directors Appointment



News Release

FOR IMMEDIATE RELEASE

Elpida Memory Announces Directors Appointments

TOKYO, June 27, 2006 – Elpida Memory, Inc., Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced its new appointments of directors, which were approved by the Board of Directors and the Ordinary General Shareholders' Meeting on June 27, 2006.

Directors [*New]

Representative Director	Yukio Sakamoto	- President & Chief Executive Officer
Director	Shuichi Otsuka	- Chief Operating Officer - President, Hiroshima Elpida Memory, Inc.
*Director	Takao Adachi	- Chief Technology Officer
Outside Director	Toshio Nohara	- Corporate Auditor, Renesas Technology Corp.
Outside Director	Kosei Nomiya	- Chairman, Ultratech JAPAN KK - Advisor to Chairman, UMC JAPAN
*Outside Director	Tsutomu Niimura	- Executive Alumnus, Sony Corporation
*Outside Director	Tsugio Makimoto	- Board Director, Chartered Semiconductor Manufacturing - Chairman, PDF Solutions, KK. - President, Techno Vision Consulting

Resigning Directors

- Shinji Shimizu
- Shunichi Suzuki

(Executive Vice President and Member of the Board, NEC Corporation)

- Akira Kiyota

(Corporate Executive Officer and Deputy Chairman of the Board, Daiwa Securities Group Inc.; Chairman of the Institute Director, Daiwa Institute of Research Ltd.)

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers,

-###-

mobile phones, digital television sets and digital cameras as well as personal computers. For more information, visit www.elpida.com.

The information contained within this news release, is current as of the date of release. Please note that the information herein may be revised later without prior notice.

Elpida Press Contacts:
Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com